UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 3)*

                              Hexcel Corporation
------------------------------------------------------------------------------
                               (Name of Issuer)

                   Common Stock (Par Value $0.01 Per Share)
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 428290 10 0
------------------------------------------------------------------------------
                                (CUSIP Number)


         Robert C. Schwenkel, Esq.               Ben I. Adler, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP    Goldman, Sachs & Co.
             One New York Plaza                  One New York Plaza
             New York, NY 10004                  New York, NY 10004
               (212) 859-8000                      (212) 902-1000
------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                             and Communications)

                              November 24, 2004
------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 428290 10 0                                            Page 2 of 46

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             THE GOLDMAN SACHS GROUP, INC.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF, OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

                 7     SOLE VOTING POWER
   NUMBER OF
                             38,668
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 33,306,262

                 9     SOLE DISPOSITIVE POWER
      EACH
                             38,668
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   33,306,262

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             33,344,930*

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             56.3%**

14     TYPE OF REPORTING PERSON

             HC-CO

* This amount includes shares of common stock of Hexcel Corporation (the "Company") beneficially owned by The Goldman Sachs Group, Inc. ("GS Group") which are issuable upon (i) the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company at a conversion price of $3.00 per share and (ii) the exercise of options granted by the Company which are currently exercisable and held for the benefit of GS Group.
** This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Group. Accordingly, such calculation does not include the shares of common stock of the Company issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company which are beneficially owned by any person other than GS Group. This percentage would equal 36.9% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428290 10 0                                            Page 3 of 46

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Goldman, Sachs & Co.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF, WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |X|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             New York

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 33,306,262

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   33,306,262

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             33,306,262*

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             56.3%**

14     TYPE OF REPORTING PERSON

             BD-PN-IA

* This amount includes shares of common stock of Hexcel Corporation (the "Company") beneficially owned by Goldman, Sachs & Co. ("Goldman Sachs") which are issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company at a conversion price of $3.00 per share.
** This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Goldman Sachs. Accordingly, such calculation does not include the shares of common stock of the Company issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company which are beneficially owned by any person other than Goldman Sachs. This percentage would equal 36.9% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428290 10 0                                            Page 4 of 46

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GS Advisors 2000, L.L.C.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 25,861,072

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   25,861,072

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             25,861,072*

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             47.1%**

14     TYPE OF REPORTING PERSON

             OO

* This amount includes shares of common stock of Hexcel Corporation (the "Company") beneficially owned by GS Advisors 2000, L.L.C. ("GS Advisors") which are issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company at a conversion price of $3.00 per share.
** This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Advisors. Accordingly, such calculation does not include the shares of common stock of the Company issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company which are beneficially owned by any person other than GS Advisors. This percentage would equal 28.7% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428290 10 0                                            Page 5 of 46

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Goldman, Sachs & Co. oHG

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Germany

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 792,845

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   792,845

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             792,845*

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.9%**

14     TYPE OF REPORTING PERSON

             PN

* This amount includes shares of common stock of Hexcel Corporation (the "Company") beneficially owned by Goldman, Sachs & Co. oHG ("GS oHG") which are issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company at a conversion price of $3.00 per share.
** This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS oHG. Accordingly, such calculation does not include the shares of common stock of the Company issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company which are beneficially owned by any person other than GS oHG. This percentage would equal 0.9% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428290 10 0                                            Page 6 of 46

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Goldman, Sachs Management GP GmbH

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             New York

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 792,845

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   792,845

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             792,845*

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.9%**

14     TYPE OF REPORTING PERSON

             CO

* This amount includes shares of common stock of Hexcel Corporation (the "Company") beneficially owned by Goldman, Sachs Management GP GmbH ("GS GmbH") which are issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company at a conversion price of $3.00 per share.
** This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS GmbH. Accordingly, such calculation does not include the shares of common stock of the Company issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company which are beneficially owned by any person other than GS GmbH. This percentage would equal 0.9% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428290 10 0                                            Page 7 of 46

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GS Employee Funds 2000 GP, L.L.C.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 6,026,877

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   6,026,877

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,026,877*

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             13.8%**

14     TYPE OF REPORTING PERSON

             OO

* This amount includes shares of common stock of Hexcel Corporation (the "Company") beneficially owned by GS Employee Funds 2000 GP, L.L.C. ("GS Employee 2000") which are issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company at a conversion price of $3.00 per share.
** This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Employee 2000. Accordingly, such calculation does not include the shares of common stock of the Company issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company which are beneficially owned by any person other than GS Employee 2000. This percentage would equal 6.7% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428290 10 0                                            Page 8 of 46

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Stone Street 2000, L.L.C.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 625,368

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   625,368

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             625,368*

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.5%**

14     TYPE OF REPORTING PERSON

             OO

* This amount includes shares of common stock of Hexcel Corporation (the "Company") beneficially owned by Stone Street 2000, L.L.C. ("Stone 2000") which are issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company at a conversion price of $3.00 per share.
** This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Stone 2000. Accordingly, such calculation does not include the shares of common stock of the Company issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company which are beneficially owned by any person other than Stone 2000. This percentage would equal 0.7% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428290 10 0                                            Page 9 of 46

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GS Capital Partners 2000, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 18,968,604

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   18,968,604

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             18,968,604*

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             37.1%**

14     TYPE OF REPORTING PERSON

             PN

* This amount includes shares of common stock of Hexcel Corporation (the "Company") beneficially owned by GS Capital Partners 2000, L.P. ("GS Capital") which are issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company at a conversion price of $3.00 per share.
** This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Capital. Accordingly, such calculation does not include the shares of common stock of the Company issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company which are beneficially owned by any person other than GS Capital. This percentage would equal 21.0% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428290 10 0                                            Page 10 of 46

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GS Capital Partners 2000 Offshore, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 6,892,468

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   6,892,468

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,892,468*

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             15.6%**

14     TYPE OF REPORTING PERSON

             PN

* This amount includes shares of common stock of Hexcel Corporation (the "Company") beneficially owned by GS Capital Partners 2000 Offshore, L.P. ("GS Offshore") which are issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company at a conversion price of $3.00 per share.
** This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Offshore. Accordingly, such calculation does not include the shares of common stock of the Company issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company which are beneficially owned by any person other than GS Offshore. This percentage would equal 7.6% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428290 10 0                                            Page 11 of 46

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GS Capital Partners 2000 GmbH & Co. Beteiligungs KG

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Germany

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 792,845

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   792,845

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             792,845*

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.9%**

14     TYPE OF REPORTING PERSON

             PN

* This amount includes shares of common stock of Hexcel Corporation (the "Company") beneficially owned by GS Capital Partners 2000 GmbH & Co. Beteiligungs KG ("GS Germany") which are issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company at a conversion price of $3.00 per share.
** This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Germany. Accordingly, such calculation does not include the shares of common stock of the Company issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company which are beneficially owned by any person other than GS Germany. This percentage would equal 0.9% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428290 10 0                                            Page 12 of 46

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GS Capital Partners 2000 Employee Fund, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 6,026,877

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   6,026,877

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,026,877*

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             13.8%**

14     TYPE OF REPORTING PERSON

             PN

* This amount includes shares of common stock of Hexcel Corporation (the "Company") beneficially owned by GS Capital Partners 2000 Employee Fund, L.P. ("GS Employee") which are issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company at a conversion price of $3.00 per share.
** This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Employee. Accordingly, such calculation does not include the shares of common stock of the Company issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company which are beneficially owned by any person other than GS Employee. This percentage would equal 6.7% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428290 10 0                                            Page 13 of 46

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Stone Street Fund 2000, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 625,368

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   625,368

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             625,368*

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.5%**

14     TYPE OF REPORTING PERSON

             PN

* This amount includes shares of common stock of Hexcel Corporation (the "Company") beneficially owned by Stone Street Fund 2000, L.P. ("Stone Street") which are issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company at a conversion price of $3.00 per share.
** This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Stone Street. Accordingly, such calculation does not include the shares of common stock of the Company issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company which are beneficially owned by any person other than Stone Street. This percentage would equal 0.7% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428290 10 0                                            Page 14 of 46

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             LXH Holdings Corp.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 221,325.7

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   221,325.7

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             221,325.7

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.5%

14     TYPE OF REPORTING PERSON

             CO

                                 SCHEDULE 13D

CUSIP No. 428290 10 0                                            Page 15 of 46

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             LXH Holdings, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 257,299.2

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   257,299.2

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             257,299.2

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.6%

14     TYPE OF REPORTING PERSON

             PN

                                 SCHEDULE 13D

CUSIP No. 428290 10 0                                            Page 16 of 46

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             LXH, L.L.C.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF, WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 8,272,312

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   8,272,312

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             8,272,312

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             20.5%

14     TYPE OF REPORTING PERSON

             OO

                                 SCHEDULE 13D

CUSIP No. 428290 10 0                                            Page 17 of 46

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             LXH II, L.L.C.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF, WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 6,252,688

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   6,252,688

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,252,688

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             15.5%

14     TYPE OF REPORTING PERSON

             OO

     This Amendment No. 3, filed by The Goldman Sachs Group, Inc. ("GS Group"), Goldman, Sachs & Co. ("Goldman Sachs"), GS Advisors 2000, L.L.C. ("GS Advisors"), Goldman, Sachs & Co. oHG ("GS oHG"), Goldman, Sachs Management GP GmbH ("GS GmbH"), GS Employee Funds 2000 GP, L.L.C. ("GS Employee 2000"), Stone Street 2000, L.L.C. ("Stone 2000"), GS Capital Partners 2000, L.P. ("GS Capital"), GS Capital Partners 2000 Offshore, L.P. ("GS Offshore"), GS Capital Partners 2000 GmbH & Co. Beteiligungs KG ("GS Germany"), GS Capital Partners 2000 Employee Fund, L.P. ("GS Employee"), Stone Street Fund 2000, L.P. ("Stone Street" and, together with GS Capital, GS Offshore, GS Germany and GS Employee, the "Limited Partnerships"), LXH Holdings Corp. ("LXH Corp."), LXH Holdings, L.P. ("LXH L.P."), LXH, L.L.C. ("LXH"), and LXH II, L.L.C. ("LXH II" and, together with LXH, the "Original Purchasers") (GS Group, Goldman Sachs, GS Advisors, GS oHG, GS GmbH, GS Employee 2000, Stone 2000, the Limited Partnerships, LXH Corp., LXH L.P., and the Original Purchasers, collectively, the "Filing Persons"), amends and supplements the Schedule 13D filed by the Filing Persons with the Securities and Exchange Commission (the "SEC") on December 28, 2000 (as amended by Amendment No. 1 filed on December 20, 2002 and Amendment No. 2 filed on March 21, 2003, the "Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of Hexcel Corporation, a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.(1)

ITEM 4.     PURPOSE OF TRANSACTION.
            ----------------------

            Item 4 is hereby amended by adding the following immediately before the final three paragraphs thereof:

            On November 24, 2004, LXH and LXH II provided the Company with written notice, pursuant to Section 2.1(a)(i) of the Amended and Restated Registration Rights Agreement, of the exercise of one of their three demand registration rights and requested that the Company file a registration statement on Form S-3 with respect to an aggregate of 11,100,086 shares of Common Stock beneficially owned by LXH and LXH II. The intended method of distribution of such shares of Common Stock is an underwritten public offering (the "Registered Offering"). Goldman Sachs will act as an underwriter in the Registered Offering. Even though LXH and LXH II (i) have exercised one of their demand registration rights to cause the Company to register the sale of 11,100,086 shares of Common Stock beneficially owned by LXH and LXH II and (ii) presently intend to dispose of all such shares in the Registered Offering, depending on market conditions and other factors in existence at the time of any such disposition, there can be no assurance that a registration statement with respect to the sale of such shares will be declared effective by the SEC or that such shares will ultimately be sold pursuant to such registration statement.

--------

1 Neither the present filing nor anything contained herein will be construed as an admission that any Filing Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934.

          On November 24, 2004, the Company advised LXH and LXH II that the Other Purchasers were exercising their piggyback registration rights pursuant to Section 2.2 of the registration rights agreement, dated as of March 19, 2003, among the Company and the Other Purchasers, and, in connection therewith, will convert 14,466 shares of Series A Preferred Stock and 77,875 shares of Series B Preferred Stock beneficially owned by them into an aggregate of 9,899,914 shares of Common Stock.

ITEM 5.    INTERESTS IN SECURITIES OF THE ISSUER.
           -------------------------------------

Item 5 is hereby amended and restated in its entirety as follows:

          (a)  As  of  November  24,  2004,  GS  Group  may  be  deemed  to beneficially own an aggregate of 33,344,930 shares of Common Stock, consisting of: (i) 14,525,000 shares of Common Stock that are beneficially owned by the Original Purchasers, as described below; (ii) (A) (I) 10,000 options granted to Mr. Mehra on December 19, 2000 pursuant to the Hexcel Incentive Stock Plan, of which all of such options are currently exercisable for 10,000 shares of Common Stock, (II) 2,000 options granted to Mr. Mehra on May 10, 2001 pursuant to the Hexcel Incentive Stock Plan, of which all of such options are currently exercisable for 2,000 shares of Common Stock, (III) 8,000 options granted to Mr. Mehra on July 31, 2001 pursuant to the Hexcel Incentive Stock Plan, of which all of such options are currently exercisable for 8,000 shares of Common Stock, (IV) 2,000 options granted to Mr. Mehra on May 9, 2002 pursuant to the Hexcel
Incentive Stock Plan, of which all of such options are currently exercisable for 2,000 shares of Common Stock, (V) 2,000 options granted to Mr. Mehra on May 22, 2003 pursuant to the Hexcel Incentive Stock Plan, of which two-thirds of such options are currently exercisable for 1,334 shares of Common Stock and the remaining one-third of such options will vest and become exercisable on May 22, 2005, and (VI) 1,590 restricted stock units granted to Mr. Mehra on November 16, 2004 pursuant to the Hexcel Incentive Stock Plan, of which one-third of such restricted stock units vested on the date of grant, an additional one-third of such restricted stock units will vest on November 16, 2005, the remaining one-third of such restricted stock units will vest on November 16, 2006 and all of such restricted stock units will convert into an equal number of shares of Common Stock on November 16, 2006 (Sanjeev K. Mehra has an understanding with GS Group pursuant to which he holds the options and restricted stock units described above in (A)(I) through (A)(VI) for the benefit of GS Group), and (B) (I) 10,000 options granted to Mr. Sacerdote on December 19, 2000 pursuant to the Hexcel
Incentive Stock Plan, of which all of such options are currently exercisable for 10,000 shares of Common Stock, (II) 2,000 options granted to Mr. Sacerdote on May 10, 2001 pursuant to the Hexcel Incentive Stock Plan, of which all of such options are currently exercisable for 2,000 shares of Common Stock, (III) 2,000 options granted to Mr. Sacerdote on May 9, 2002 pursuant to the Hexcel Incentive Stock Plan, of which all of such options are currently exercisable for 2,000 shares of Common Stock, (IV) 2,000 options granted to Mr. Sacerdote on May 22, 2003 pursuant to the Hexcel Incentive Stock Plan, of which two-thirds of such options are currently exercisable for 1,334 shares of Common Stock and the remaining one-third of such options will vest and become exercisable on May 22, 2005, and (V) 1,590 restricted stock units granted to Mr. Sacerdote on November 16, 2004 pursuant to the Hexcel Incentive Stock Plan, of which one-third of such restricted stock units vested on the date of grant, an additional one-third of such restricted stock units will vest on November 16, 2005, the remaining one-third of such restricted stock units will vest on November 16, 2006 and all of such restricted stock units will convert into an equal number of shares of Common Stock on November 16, 2006 (Peter M. Sacerdote has an understanding with GS Group pursuant to which he holds the options and restricted stock units described above in (B)(I) through (B)(V) for the benefit of GS Group); (iii) 47,125 shares of Series A Preferred Stock that are beneficially owned by the Limited Partnerships, as described below, and that are convertible into 15,708,332 shares of Common Stock;
(iv) 47,125 shares of Series B Preferred Stock that are beneficially owned by the Limited Partnerships, as described below, and that are convertible into 3,072,830 shares of Common Stock; and (v) 100 shares of Common Stock acquired by Goldman Sachs in ordinary course trading activities. The shares of Common Stock that may be deemed to be beneficially owned by GS Group represent approximately 56.3% of the outstanding shares of Common Stock, based on there being 40,381,080 shares of Common Stock outstanding as of November 22, 2004, as disclosed in the Company's registration statement on Form S-3 filed on November 24, 2004 (the "November 2004 S-3"). The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Group. Accordingly, such calculation does not include (i) the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock and (ii) the shares of Common Stock issuable upon exercise of currently exercisable options or options that become exercisable within 60 days, in the case of each of (i) and
(ii), which are beneficially owned by any person other than GS Group. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of November 24, 2004, GS Group will have the power to vote shares representing approximately 36.9% of the total number of votes that may be cast on any such matter.

          As  of  November  24,  2004,  Goldman  Sachs  may  be  deemed  to beneficially own an aggregate of 33,306,262 shares of Common Stock, consisting of: (i) 14,525,000 shares of Common Stock that are beneficially owned by the Original Purchasers, as described below; (ii) 47,125 shares of Series A Preferred Stock that are beneficially owned by the Limited Partnerships, as described below, and that are convertible into 15,708,332 shares of Common Stock; (iii) 47,125 shares of Series B Preferred Stock that are beneficially owned by the Limited Partnerships, as described below, and that are convertible into 3,072,830 shares of Common Stock; and
(iv) 100 shares of Common Stock acquired by Goldman Sachs in ordinary course trading activities. The shares of Common Stock that may be deemed to be beneficially owned by Goldman Sachs represent approximately 56.3% of the outstanding shares of Common Stock, based on there being 40,381,080 shares of Common Stock outstanding as of November 22, 2004, as disclosed in the November 2004 S-3. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Goldman Sachs. Accordingly, such calculation does not include (i) the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock and (ii) the shares of Common Stock issuable upon exercise of currently exercisable options or options that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than Goldman Sachs. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of November 24, 2004, Goldman Sachs will have the power to vote shares representing approximately 36.9% of the total number of votes that may be cast on any such matter.

            GS Group and Goldman Sachs disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Original Purchasers and the Limited Partnerships to the extent that partnership or membership interests, as the case may be, in the Limited Partnerships are held by persons other than Goldman Sachs or its affiliates.

            In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division of GS Group and its subsidiaries and affiliates (the "Investment Banking Division"). This filing does not reflect securities, if any, beneficially owned by any other operating unit of GS Group and its subsidiaries and affiliates. The Investment Banking Division disclaims beneficial ownership of securities, if any, beneficially owned by (i) any client accounts with respect to which the Investment Banking Division or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which the Investment Banking Division is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Investment Banking Division.

            As of November 24, 2004, GS Advisors may be deemed to beneficially own an aggregate of 25,861,072 shares of Common Stock, consisting of: (i) 11,278,155 shares of Common Stock, of which 8,272,312 shares may be deemed to be beneficially owned by GS Capital and 3,005,843 shares may be deemed to be beneficially owned by GS Offshore, as described below; (ii) 36,590.916 shares of Series A Preferred Stock, of which 26,838.74 shares are beneficially owned by GS Capital and 9,752.176 shares are beneficially owned by GS Offshore, as described below, and that are convertible into 12,196,971 shares of Common Stock; and (iii) 36,590.916 shares of Series B Preferred Stock, of which 26,838.74 shares are beneficially owned by GS Capital and 9,752.176 shares are beneficially owned by GS Offshore, as described below, and that are convertible into 2,385,946 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially owned by GS Advisors represent approximately 47.1% of the outstanding shares of Common Stock, based on there being 40,381,080 shares of Common Stock outstanding as of November 22, 2004, as disclosed in the November 2004 S-3. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Advisors. Accordingly, such calculation does not include (i) the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock and (ii) the shares of Common Stock issuable upon exercise of currently exercisable options or options that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than GS Advisors. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of November 24, 2004, GS Advisors will have the power to vote shares representing approximately 28.7% of the total number of votes that may be cast on any such matter.

            As of November 24, 2004, GS oHG may be deemed to beneficially own an aggregate of 792,845 shares of Common Stock, consisting of: (i) 345,764 shares of Common Stock that may be deemed to be beneficially owned by GS Germany; (ii) 1,121.799 shares of Series A Preferred Stock that are beneficially owned by GS Germany and that are convertible into 373,933 shares of Common Stock; and (iii) 1,121.799 shares of Series B Preferred Stock that are beneficially owned by GS Germany and that are convertible into 73,148 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially owned by GS oHG represent approximately 1.9% of the outstanding shares of Common Stock, based on there being 40,381,080 shares of Common Stock outstanding as of November 22, 2004, as disclosed in the November 2004 S-3. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS oHG. Accordingly, such calculation does not include (i) the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock and (ii) the shares of Common Stock issuable upon exercise of currently exercisable options or options that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than GS oHG. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of November 24, 2004, GS oHG will have the power to vote shares representing approximately 0.9% of the total number of votes that may be cast on any such matter.

            As of November 24, 2004, GS GmbH may be deemed to beneficially own an aggregate of 792,845 shares of Common Stock, consisting of: (i) 345,764 shares of Common Stock that may be deemed to be beneficially owned by GS Germany; (ii) 1,121.799 shares of Series A Preferred Stock that are beneficially owned by GS Germany and that are convertible into 373,933 shares of Common Stock; and (iii) 1,121.799 shares of Series B Preferred Stock that are beneficially owned by GS Germany and that are convertible into 73,148 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially owned by GS GmbH represent approximately 1.9% of the outstanding shares of Common Stock, based on there being 40,381,080 shares of Common Stock outstanding as of November 22, 2004, as disclosed in the November 2004 S-3. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS GmbH. Accordingly, such calculation does not include (i) the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock and (ii) the shares of Common Stock issuable upon exercise of currently exercisable options or options that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than GS GmbH. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of November 24, 2004, GS GmbH will have the power to vote shares representing approximately 0.9% of the total number of votes that may be cast on any such matter.

            As of November 24, 2004, GS Employee 2000 may be deemed to beneficially own an aggregate of 6,026,877 shares of Common Stock, consisting of: (i) 2,628,354 shares of Common Stock that may be deemed to be beneficially owned by GS Employee; (ii) 8,527.45 shares of Series A Preferred Stock that are beneficially owned by GS Employee and that are convertible into 2,842,483 shares of Common Stock; and (iii) 8,527.45 shares of Series B Preferred Stock that are beneficially owned by GS Employee and that are convertible into 556,040 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially owned by GS Employee 2000 represent approximately 13.8% of the outstanding shares of Common Stock, based on there being 40,381,080 shares of Common Stock outstanding as of November 22, 2004, as disclosed in the November 2004 S-3. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Employee 2000. Accordingly, such calculation does not include
(i) the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock and (ii) the shares of Common Stock issuable upon exercise of currently exercisable options or options that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than GS Employee 2000. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of November 24, 2004, GS Employee 2000 will have the power to vote shares representing approximately 6.7% of the total number of votes that may be cast on any such matter.

            As of November 24, 2004, Stone 2000 may be deemed to beneficially own an aggregate of 625,368 shares of Common Stock, consisting of: (i) 272,727 shares of Common Stock that may be deemed to be beneficially owned by Stone Street; (ii) 884.835 shares of Series A Preferred Stock that are beneficially owned by Stone Street and that are convertible into 294,945 shares of Common Stock; and (iii) 884.835 shares of Series B Preferred Stock that are beneficially owned by Stone Street and that are convertible into 57,696 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially owned by Stone 2000 represent approximately 1.5% of the outstanding shares of Common Stock, based on there being 40,381,080 shares of Common Stock outstanding as of November 22, 2004, as disclosed in the November 2004 S-3. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Stone 2000. Accordingly, such calculation does not include (i) the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock and (ii) the shares of Common Stock issuable upon exercise of currently exercisable options or options that become exercisable within 60 days, in the case of each of (i) and
(ii), which are beneficially owned by any person other than Stone 2000. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of November 24, 2004, GS Stone 2000 will have the power to vote shares representing approximately 0.7% of the total number of votes that may be cast on any such matter.

            As of November 24, 2004, GS Capital may be deemed to beneficially own an aggregate of 18,968,604 shares of Common Stock, consisting of: (i) 8,272,312 shares of Common Stock that are beneficially owned by LXH; (ii) 26,838.74 shares of Series A Preferred Stock that are beneficially owned by GS Capital and that are convertible into 8,946,246 shares of Common Stock; and (iii) 26,838.74 shares of Series B Preferred Stock that are beneficially owned by GS Capital and that are convertible into 1,750,046 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially owned by GS Capital represent approximately 37.1% of the outstanding shares of Common Stock, based on there being 40,381,080 shares of Common Stock outstanding as of November 22, 2004, as disclosed in the November 2004 S-3. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Capital. Accordingly, such calculation does not include (i) the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock and (ii) the shares of Common Stock issuable upon exercise of currently exercisable options or options that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than GS Capital. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of November 24, 2004, GS Capital will have the power to vote shares representing approximately 21.0% of the total number of votes that may be cast on any such matter.

            As of November 24, 2004, GS Offshore may be deemed to beneficially own an aggregate of 6,892,468 shares of Common Stock, consisting of: (i) 3,005,843 shares of Common Stock that are beneficially owned by LXH II; (ii) 9,752.176 shares of Series A Preferred Stock that are beneficially owned by GS Offshore and that are convertible into 3,250,725 shares of Common Stock; and (iii) 9,752.176 shares of Series B Preferred Stock that are beneficially owned by GS Offshore and that are convertible into 635,900 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially owned by GS Offshore represent approximately 15.6% of the outstanding shares of Common Stock, based on there being 40,381,080 shares of Common Stock outstanding as of November 22, 2004, as disclosed in the November 2004 S-3. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Offshore. Accordingly, such calculation does not include (i) the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock and (ii) the shares of Common Stock issuable upon exercise of currently exercisable options or options that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than GS Offshore. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of November 24, 2004, GS Offshore will have the power to vote shares representing approximately 7.6% of the total number of votes that may be cast on any such matter.

            As of November 24, 2004, GS Germany may be deemed to beneficially own an aggregate of 792,845 shares of Common Stock, consisting of: (i) 345,764 shares of Common Stock that are beneficially owned by LXH II; (ii) 1,121.799 shares of Series A Preferred Stock that are beneficially owned by GS Germany and that are convertible into 373,933 shares of Common Stock; and (iii) 1,121.799 shares of Series B Preferred Stock that are beneficially owned by GS Germany and that are convertible into 73,148 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially owned by GS Germany represent approximately 1.9% of the outstanding shares of Common Stock, based on there being 40,381,080 shares of Common Stock outstanding as of November 22, 2004, as disclosed in the November 2004 S-3. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Germany. Accordingly, such calculation does not include (i) the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock and (ii) the shares of Common Stock issuable upon exercise of currently exercisable options or options that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than GS Germany. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of November 24, 2004, GS Germany will have the power to vote shares representing approximately 0.9% of the total number of votes that may be cast on any such matter.

            As of November 24, 2004, GS Employee may be deemed to beneficially own an aggregate of 6,026,877 shares of Common Stock, consisting of: (i) 2,628,354 shares of Common Stock that are beneficially owned by LXH II; (ii) 8,527.45 shares of Series A Preferred Stock that are beneficially owned by GS Employee and that are convertible into 2,842,483 shares of Common Stock; and (iii) 8,527.45 shares of Series B Preferred Stock that are beneficially owned by GS Employee and that are convertible into 556,040 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially owned by GS Employee represent approximately 13.8% of the outstanding shares of Common Stock, based on there being 40,381,080 shares of Common Stock outstanding as of November 22, 2004, as disclosed in the November 2004 S-3. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Employee. Accordingly, such calculation does not include (i) the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock and (ii) the shares of Common Stock issuable upon exercise of currently exercisable options or options that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than GS Employee. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of November 24, 2004, GS Employee will have the power to vote shares representing approximately 6.7% of the total number of votes that may be cast on any such matter.

            As of November 24, 2004, Stone Street may be deemed to beneficially own an aggregate of 625,368 shares of Common Stock, consisting of: (i) 272,727 shares of Common Stock that are beneficially owned by LXH II; (ii) 884.835 shares of Series A Preferred Stock that are beneficially owned by Stone Street and that are convertible into 294,945 shares of Common Stock; and (iii) 884.835 shares of Series B Preferred Stock that are beneficially owned by Stone Street and that are convertible into 57,696 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially owned by Stone Street represent approximately 1.5% of the outstanding shares of Common Stock, based on there being 40,381,080 shares of Common Stock outstanding as of November 22, 2004, as disclosed in the November 2004 S-3. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Stone Street. Accordingly, such calculation does not include (i) the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock and (ii) the shares of Common Stock issuable upon exercise of currently exercisable options or options that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than Stone Street. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of November 24, 2004, Stone Street will have the power to vote shares representing approximately 0.7% of the total number of votes that may be cast on any such matter.

            As of November 24, 2004, LXH Corp. may be deemed to beneficially own 221,325.7 shares of Common Stock, that also may be deemed to be beneficially owned by LXH, LXH L.P. and GS Capital. The shares of Common Stock that may be deemed to be beneficially owned by LXH Corp. represent approximately 0.5% of the outstanding shares of Common Stock, based on there being 40,381,080 shares of Common Stock outstanding as of November 22, 2004, as disclosed in the November 2004 S-3. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of November 24, 2004, LXH Corp. will have the power to vote shares representing approximately 0.2% of the total number of votes that may be cast on any such matter.

            As of November 24, 2004, LXH L.P. may be deemed to beneficially own 257,299.2 shares of Common Stock, that also may be deemed to be beneficially owned by LXH and GS Capital. The shares of Common Stock that may be deemed to be beneficially owned by LXH L.P. represent approximately 0.6% of the outstanding shares of Common Stock, based on there being 40,381,080 shares of Common Stock outstanding as of November 22, 2004, as disclosed in the November 2004 S-3. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of November 24, 2004, LXH L.P. will have the power to vote shares representing approximately 0.3% of the total number of votes that may be cast on any such matter.

            As of November 24, 2004, LXH beneficially owns 8,272,312 shares of Common Stock. The shares of Common Stock beneficially owned by LXH represent approximately 20.5% of the outstanding shares of Common Stock, based on there being 40,381,080 shares of Common Stock outstanding as of November 22, 2004, as disclosed in the November 2004 S-3. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of November 24, 2004, LXH will have the power to vote shares representing approximately 9.2% of the total number of votes that may be cast on any such matter.

            As of November 24, 2004, LXH II beneficially owns 6,252,688 shares of Common Stock. The shares of Common Stock beneficially owned by LXH II represent approximately 15.5% of the outstanding shares of Common Stock, based on there being 40,381,080 shares of Common Stock outstanding as of November 22, 2004, as disclosed in the November 2004 S-3. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of November 24, 2004, LXH II will have the power to vote shares representing approximately 6.9% of the total number of votes that may be cast on any such matter.

            None of the Filing Persons or, to their knowledge, the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-i, II-C-ii, II-D-i or II-D-ii hereto, beneficially owns any shares of Common Stock other than as set forth herein.

            (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated above.

            (c) Except as described above, no transactions in the shares of Common Stock were effected by the Filing Persons, or, to their knowledge, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-i, II-C-ii, II-D-i or II-D-ii hereto, during the past sixty days.

            (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in managed accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

            (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended by adding the following immediately before the ultimate paragraph thereof:

     LXH and LXH II presently intend to prepay, prior to the consummation of the Registered Offering, all of the principal amount of the LXH Note and the LXH II Note, respectively, by paying to Ciba SCC an aggregate amount in cash equal to the outstanding principal amount of each of the Notes together with any accrued and unpaid interest on each such amount through the date of prepayment (the "Prepayment"). Upon consummation of the Prepayment, the Notes will be repaid in full and the security interest granted by each of LXH and LXH II to Ciba SCC pursuant to the Pledge Agreements will automatically terminate.

     The  responses  set  forth  in Item 4 of this  Amendment  No. 3 to the
Schedule 13D are incorporated herein by reference in their entirety.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 1   Joint Filing Agreement, dated as of December 28, 2000.*

Exhibit 2 Stock Purchase Agreement, dated as of October 11, 2000, by and among the Purchasers, Ciba and the Sellers.* Exhibit3 $20,680,780 7.5% Recourse Secured Pay-In-Kind Promissory Note, due December 31, 2004, issued by LXH to Ciba SCC.*

Exhibit 4 $15,631,720 7.5% Recourse Secured Pay-In-Kind Promissory Note, due December 31, 2004, issued by LXH II to Ciba SCC.*

Exhibit 5 Hexcel Agreement, dated as of October 11, 2000, by and between the Purchasers and the Company.*

Exhibit 6 Governance Agreement, dated as of December 19, 2000, by and among the Purchasers, the Company and the other parties listed on the signature pages thereto.*

Exhibit 7 Registration Rights Agreement, dated as of December 19, 2000, by and between the Company and the Purchasers.*

Exhibit 8 Pledge Agreement, dated as of December 19, 2000, by LXH in favor of Ciba SCC.*

Exhibit 9 Pledge Agreement, dated as of December 19, 2000, by LXH II in favor of Ciba SCC.*

Exhibit 10 Power of Attorney, dated as of January 6, 2003, relating to The Goldman Sachs Group, Inc.*

Exhibit 11 Power of Attorney, dated as of January 6, 2003, relating to Goldman, Sachs & Co.*

Exhibit 12 Power of Attorney, dated as of March 19, 2003, relating to GS Advisors 2000, L.L.C.*

Exhibit 13 Power of Attorney, dated as of March 28, 2000, relating to Goldman, Sachs & Co. oHG.*

Exhibit 14 Power of Attorney, dated as of March 19, 2003, relating to Goldman, Sachs Management GP GmbH.*

Exhibit 15 Power of Attorney, dated as of February 24, 2003, relating to GS Employee Funds 2000 GP, L.L.C.*

Exhibit 16 Power of Attorney, dated as of March 19, 2003, relating to Stone Street 2000, L.L.C.*

Exhibit 17 Power of Attorney, dated as of March 19, 2003, relating to GS Capital Partners 2000, L.P.*

Exhibit 18 Power of Attorney, dated as of March 19, 2003, relating to GS Capital Partners 2000 Offshore, L.P.*

Exhibit 19 Power of Attorney, dated as of March 19, 2003, relating to GS Capital Partners 2000 GmbH & Co. Beteiligungs KG.*

Exhibit 20 Power of Attorney, dated as of March 19, 2003, relating to GS Capital Partners 2000 Employee Fund, L.P.*

Exhibit 21 Power of Attorney, dated as of March 19, 2003, relating to Stone Street Fund 2000, L.P.*

Exhibit 22 Power of Attorney, dated as of March 19, 2003, relating to LXH Holdings Corp.*

Exhibit 23 Power of Attorney, dated as of March 19, 2003, relating to LXH Holdings, L.P.*

Exhibit 24  Power of Attorney, dated as of March 19, 2003, relating to LXH,
            L.L.C.*

Exhibit 25 Power of Attorney, dated as of March 19, 2003, relating to LXH II, L.L.C.*

Exhibit 26 Stock Purchase Agreement, dated as of December 18, 2002, by and among the Company and the Limited Partnerships.*

Exhibit 27 Form of Amended and Restated Governance Agreement, among the Original Purchasers, the Limited Partnerships and the Company.*

Exhibit 28 Form of Amended and Restated Registration Rights Agreement, among the Company, the Original Purchasers and the Limited Partnerships.*

Exhibit 29  Form of  Certificate  of  Designations  of  Series A  Preferred
            Stock.*

Exhibit 30  Form of  Certificate  of  Designations  of  Series B  Preferred
            Stock.*

Exhibit 31 Power of Attorney, dated as of December 12, 2003, relating to The Goldman Sachs Group, Inc.

Exhibit 32 Power of Attorney, dated as of November 19, 2003, relating to Goldman, Sachs & Co.

Exhibit 33 Power of Attorney, dated as of August 19, 2004, relating to GS Advisors 2000, L.L.C.

Exhibit 34 Power of Attorney, dated as of August 5, 2004, relating to Goldman, Sachs & Co. oHG.

Exhibit 35 Power of Attorney, dated as of August 19, 2004, relating to Goldman, Sachs Management GP GmbH.

Exhibit 36 Power of Attorney, dated as of August 19, 2004, relating to GS Employee Funds 2000 GP, L.L.C.

Exhibit 37 Power of Attorney, dated as of August 23, 2004, relating to Stone Street 2000, L.L.C.

Exhibit 38 Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000, L.P.

Exhibit 39 Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000 Offshore, L.P.

Exhibit 40 Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000 GmbH & Co. Beteiligungs KG.

Exhibit 41 Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000 Employee Fund, L.P.

Exhibit 42 Power of Attorney, dated as of August 23, 2004, relating to Stone Street Fund 2000, L.P.

Exhibit 43 Power of Attorney, dated as of August 19, 2004, relating to LXH Holdings Corp.

Exhibit 44 Power of Attorney, dated as of August 19, 2004, relating to LXH Holdings, L.P.

Exhibit 45  Power of  Attorney,  dated as of August 19,  2004,  relating to
            LXH, L.L.C.

Exhibit 46 Power of Attorney, dated as of August 19, 2004, relating to LXH II, L.L.C.

-----------------------
* Previously filed.

                                  SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 30, 2004

                                    THE GOLDMAN SACHS GROUP, INC.


                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact


                                    GOLDMAN, SACHS & CO.


                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact


                                    GS ADVISORS 2000, L.L.C.


                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact


                                    GOLDMAN, SACHS & CO. OHG


                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact


                                    GOLDMAN, SACHS Management GP GmbH


                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact


                                    GS Employee FUnds 2000 GP, L.L.C.

                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact


                                    STONE STREET 2000, L.L.C.


                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact


                                    GS CAPITAL PARTNERS 2000, L.P.


                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact


                                    GS CAPITAL PARTNERS 2000 OFFSHORE, L.P.


                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact


                                    GS CAPITAL PARTNERS 2000 GmbH & CO.
                                    BETEILIGUNGS KG


                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact


                                    GS CAPITAL PARTNERS 2000 EMPLOYEE FUnd,
                                    L.P.

                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact


                                    STONE STREET FUND 2000, L.P.


                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact


                                    LXH HOLDINGS CORP.


                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact


                                    LXH HOLDINGS, L.P.


                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact


                                    LXH, L.L.C.

                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact


                                    LXH II, L.L.C.


                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact

                                 SCHEDULE I
                                 ----------

Schedule I is hereby amended and restated in its entirety as follows:

     The name of each director of The Goldman Sachs Group, Inc. is set forth below.

     The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

     Each person is a citizen of the United States of America except for Lord Browne of Madingley, who is a citizen of the United Kingdom, and Claes Dahlback, who is a citizen of Sweden. The present principal occupation or employment of each of the listed persons is set forth below.

           Name                        Present Principal Occupation

Henry M. Paulson, Jr.      Chairman and Chief Executive Officer of The Goldman
                           Sachs Group, Inc.


Lloyd C. Blankfein         President and Chief Operating Officer of The Goldman
                           Sachs Group, Inc.


Lord Browne of Madingley   Group Chief Executive of BP plc


John H. Bryan              Retired Chairman and Chief Executive Officer of Sara
                           Lee Corporation


Claes Dahlback             Nonexecutive Chairman of Investor AB


William W. George          Retired Chairman and Chief Executive Officer of
                           Medtronic, Inc.


James A. Johnson           Vice Chairman of Perseus, L.L.C.


Lois D. Juliber            Vice Chairman of Colgate-Palmolive Company


Edward M. Liddy            Chairman of the Board, President and Chief Executive
                           Officer of The Allstate Corporation


Ruth J. Simmons            President of Brown University

                              SCHEDULE II-A-i

Schedule II-A-i is hereby amended and restated in its entirety as follows:

     The name, position and present principal occupation of each executive officer of GS Advisors 2000, L.L.C., the sole general partner of GS Capital Partners 2000, L.P. and GS Capital Partners 2000 Offshore, L.P., are set forth below.

     The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, Robert R. Gheewalla and Ulrika Werdelin is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, 45th Floor, San Francisco, CA 94104. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

     All executive officers listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Hughes B. Lepic is a citizen of France. Ulrika Werdelin is a citizen of Sweden.

        Name               Position           Present Principal Occupation

Richard A. Friedman   President          Managing Director of Goldman, Sachs &
                                         Co.


Joseph H. Gleberman   Vice President     Managing Director of Goldman, Sachs &
                                         Co


Terence M. O'Toole    Vice President     Managing Director of Goldman, Sachs &
                                         Co.


Henry Cornell         Vice President     Managing Director of Goldman, Sachs &
                                         Co.


Richard S. Sharp      Vice President     Managing Director of Goldman Sachs
                                         International


Esta E. Stecher       Assistant          Managing Director of Goldman, Sachs &
                      Secretary          Co.


Sanjeev K. Mehra      Vice President     Managing Director of Goldman, Sachs &
                                         Co.


Muneer A. Satter      Vice President     Managing Director of Goldman, Sachs &
                                         Co.


Steven M. Bunson      Assistant          Managing Director of Goldman, Sachs &
                      Secretary          Co.


Elizabeth C.          Treasurer          Managing Director of Goldman, Sachs &
Fascitelli                               Co.


David J. Greenwald    Assistant          Managing Director of Goldman, Sachs &
                      Secretary          Co.


David M. Weil         Assistant          Managing Director of Goldman, Sachs &
                      Treasurer          Co.


Hughes B. Lepic       Vice President     Managing Director of Goldman Sachs
                                         International


Russell E. Makowsky   Assistant          Managing Director of Goldman, Sachs &
                      Secretary          Co.


Sarah G. Smith        Assistant          Managing Director of Goldman, Sachs &
                      Treasurer          Co.


Gerald J. Cardinale   Vice President     Managing Director of Goldman, Sachs &
                                         Co.


Stephen S. Trevor     Vice President     Managing Director of Goldman Sachs
                                         International


Joseph P. DiSabato    Vice President     Managing Director of Goldman, Sachs &
                                         Co.


Robert R. Gheewalla   Vice President     Managing Director of Goldman, Sachs &
                                         Co.


Ben I. Adler          Vice President     Managing Director of Goldman, Sachs &
                                         Co.


Melina E. Higgins     Vice President     Managing Director of Goldman, Sachs &
                                         Co.


Adrian M. Jones       Vice President     Managing Director of Goldman, Sachs &
                                         Co.


John E. Bowman        Vice President     Vice President of Goldman, Sachs & Co.


Katherine B. Enquist  Vice President/    Managing Director of Goldman, Sachs &
                      Secretary          Co.


Beverly L. O'Toole    Assistant          Vice President of Goldman, Sachs & Co.
                      Secretary


Matthew E. Tropp      Assistant          Associate General Counsel of Goldman,
                      Secretary          Sachs &Co.


Mitchell S. Weiss     Vice President     Vice President of Goldman, Sachs & Co.


Mary Nee              Vice President     Executive Director of Goldman Sachs
                                         (Asia) L.L.C.


Ulrika Werdelin       Vice President     Executive Director of Goldman Sachs
                                         International

                               SCHEDULE II-A-ii

Schedule II-A-ii is hereby amended and restated in its entirety as follows:

     The name and principal occupation of each member of the Principal Investment Area Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Advisors 2000, L.L.C., GS Capital Partners 2000, L.P., GS Capital Partners 2000 Offshore, L.P., GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, GS Capital Partners 2000 Employee Fund, L.P. and Stone Street Fund 2000, L.P., are set forth below.

     The business address for each member listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows:
The business address of Richard S. Sharp, Robert R. Gheewalla and Hughes B. Lepic is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

     All members listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom, Sanjeev K. Mehra is a citizen of India and Hughes B. Lepic is a citizen of France.

          Name                         Present Principal Occupation


Peter M. Sacerdote        Advisory Director of Goldman, Sachs & Co.


Richard A. Friedman       Managing Director of Goldman, Sachs & Co.


Joseph H. Gleberman       Managing Director of Goldman, Sachs & Co.


Terence M. O'Toole        Managing Director of Goldman, Sachs & Co.


Henry Cornell             Managing Director of Goldman, Sachs & Co.


Richard S. Sharp          Managing Director of Goldman Sachs International


Sanjeev K. Mehra          Managing Director of Goldman, Sachs & Co.


Muneer A. Satter          Managing Director of Goldman, Sachs & Co.


Peter G. Sachs            Senior Director of The Goldman Sachs Group, Inc.


Scott Kapnick             Managing Director of Goldman, Sachs & Co.


Melina E. Higgins         Managing Director of Goldman, Sachs & Co.


Ben I. Adler              Managing Director of Goldman, Sachs & Co.


David M. Weil             Managing Director of Goldman, Sachs & Co.


Stephen S. Trevor         Managing Director of Goldman, Sachs International


Robert R. Gheewalla       Managing Director of Goldman, Sachs & Co.


Hughes B. Lepic           Managing Director of Goldman, Sachs International

                               SCHEDULE II-B-i

Schedule II-A-ii is hereby amended and restated in its entirety as follows:

     The name, position and present principal occupation of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH which is the sole managing general partner of Goldman, Sachs & Co. oHG are set forth below.

     The business address for each of the executive officers and directors listed below is MesseTurm, 60308 Frankfurt am Main, Germany.

     The executive officers and directors listed below are citizens of Germany except Wayne L. Moore, who is a citizen of the United States.

         Name                Position           Present Principal Occupation


Andreas Koernlein      Managing Director    Managing Director of Goldman, Sachs
                                            & Co. oHG


Wayne L. Moore         Managing Director    Managing Director of Goldman, Sachs
                                            & Co. oHG


Alexander C. Dibelius  Managing Director    Managing Director of Goldman, Sachs
                                            & Co. oHG


Peter Hollmann         Managing Director    Managing Director of Goldman, Sachs
                                            & Co. oHG

                               SCHEDULE II-B-ii

Schedule II-B-ii is hereby amended and restated in its entirety as follows:

     The name, position and present principal occupation of each executive officer of GS Management GP GmbH, the sole managing partner of GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, are set forth below.

     The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except for Richards S. Sharp, whose business address is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England.

     All executive officers listed below are United States citizens, except for Richards S. Sharp, who is a citizen of the United Kingdom.

         Name                 Position           Present Principal Occupation


Richard A. Friedman     Managing Director     Managing Director of Goldman,
                                              Sachs & Co.


Joseph H. Gleberman     Managing Director     Managing Director of Goldman,
                                              Sachs & Co.


Terence M. O'Toole      Managing Director     Managing Director of Goldman,
                                              Sachs & Co.


David A. Viniar         Managing Director     Managing Director of Goldman,
                                              Sachs & Co.


Henry Cornell           Managing Director     Managing Director of Goldman,
                                              Sachs & Co.


Esta E. Stecher         Managing Director     Managing Director of Goldman,
                                              Sachs & Co.


Elizabeth C. Fascitelli Managing Director     Managing Director of Goldman,
                                              Sachs & Co.


David J. Greenwald      Managing Director     Managing Director of  Goldman,
                                              Sachs & Co.


Sarah E. Smith          Managing Director     Managing Director of Goldman,
                                              Sachs & Co.


Katherine B. Enquist    Managing Director     Managing Director of Goldman,
                                              Sachs & Co.


John E. Bowman          Managing Director     Vice President of Goldman, Sachs
                                              & Co.


Richard S. Sharp        Managing Director     Managing Director of Goldman
                                              Sachs International

                               SCHEDULE II-C-i

Schedule II-C-i is hereby amended and restated in its entirety as follows:

      The name, position and present principal occupation of each executive officer of Stone Street 2000, L.L.C., the sole general partner of Stone Street Fund 2000, L.P., are set forth below.

      The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, Robert
R. Gheewalla and Ulrika Werdelin is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, 45th Floor, San Francisco, CA 94104. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

      All executive officers listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Hughes B. Lepic is a citizen of France. Ulrika Werdelin is a citizen of Sweden.

         Name                Position            Present Principal Occupation


Peter M. Sacerdote     Chairman/President    Advisory Director of Goldman, Sachs
                                             & Co.


Peter G. Sachs         Vice President        Senior Director of The Goldman
                                             Sachs Group, Inc.


Richard A. Friedman    Vice President        Managing Director of Goldman, Sachs
                                             & Co.


Joseph H. Gleberman    Vice President        Managing Director of Goldman, Sachs
                                             & Co


Terence M. O'Toole     Vice President        Managing Director of Goldman, Sachs
                                             & Co.


Henry Cornell          Vice President        Managing Director of Goldman, Sachs
                                             & Co.


Richard S. Sharp       Vice President        Managing Director of Goldman Sachs
                                             International


Esta E. Stecher        Vice                  Managing Director of Goldman, Sachs
                       President/Assistant   & Co.

                       Secretary


Sanjeev K. Mehra       Vice                  Managing Director of Goldman, Sachs
                       President/Treasurer   & Co.


Muneer A. Satter       Vice President        Managing Director of Goldman, Sachs
                                             & Co.


Steven M. Bunson       Assistant Secretary   Managing Director of Goldman, Sachs
                                             & Co.


Elizabeth C.           Vice President        Managing Director of Goldman, Sachs
Fascitelli                                   & Co.


David M. Weil          Assistant Treasurer   Managing Director of Goldman, Sachs
                                             & Co.


David J. Greenwald     Vice                  Managing Director of Goldman, Sachs
                       President/Assistant   & Co.
                       Secretary


Hughes B. Lepic        Vice President        Managing Director of Goldman Sachs
                                             International


Russell E. Makowsky    Assistant Secretary   Managing Director of Goldman, Sachs
                                             & Co.


Sarah G. Smith         Assistant Treasurer   Managing Director of Goldman, Sachs
                                             & Co.


Stephen S. Trevor      Vice President        Managing Director of Goldman Sachs
                                             International


Joseph P. DiSabato     Vice President        Managing Director of Goldman, Sachs
                                             & Co.


Robert R. Gheewalla    Vice President        Managing Director of Goldman, Sachs
                                             & Co.


Ben I. Adler           Vice President        Managing Director of Goldman, Sachs
                                             & Co.


Melina E. Higgins      Vice President        Managing Director of Goldman, Sachs
                                             & Co.


John E. Bowman         Vice President        Vice President of Goldman, Sachs &
                                             Co.


Raymond G. Matera      Vice President        Vice President of Goldman, Sachs &
                                             Co.


Katherine B. Enquist   Vice                  Managing Director of Goldman, Sachs
                       President/Secretary   & Co.



Beverly L. O'Toole     Assistant Secretary   Vice President of Goldman, Sachs &
                                             Co.


Mitchell S. Weiss      Vice President        Vice President of Goldman, Sachs &
                                             Co.


Matthew E. Tropp       Assistant Secretary   Associate General Counsel of
                                             Goldman, Sachs &Co.


Mary Nee               Vice President        Executive Director of Goldman Sachs
                                             (Asia) L.L.C.


Richard J. Stingi      Vice President        Vice President of Goldman, Sachs &
                                             Co.


Ulrika Werdelin        Vice President        Executive Director of Goldman Sachs
                                             International


Gerald J. Cardinale    Vice President        Managing Director of Goldman, Sachs
                                             & Co.


Adrian M. Jones        Vice President        Managing Director of Goldman, Sachs
                                             & Co.

                               SCHEDULE II-C-ii

Schedule II-C-ii is hereby deleted in its entirety.

                              SCHEDULE II-D-i

Schedule II-D-i is hereby amended and restated in its entirety as follows:

      The name, position and present principal occupation of each executive officer of GS Employee Funds 2000 GP, L.L.C., the sole general partner of GS Capital Partners 2000 Employee Fund, L.P., are set forth below.

      The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, Robert
R. Gheewalla and Ulrika Werdelin is 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, 45th Floor, San Francisco, CA 94104. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

      All executive officers listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Hughes B. Lepic is a citizen of France. Ulrika Werdelin is a citizen of Sweden.

         Name               Position           Present Principal Occupation


Richard A. Friedman    President           Managing Director of Goldman, Sachs
                                           & Co.


Joseph H. Gleberman    Vice President      Managing Director of Goldman, Sachs
                                           & Co.


Terence M. O'Toole     Vice President      Managing Director of Goldman, Sachs
                                           & Co.


Henry Cornell          Vice President      Managing Director of Goldman, Sachs
                                           & Co.


Richard S. Sharp       Vice President      Managing Director of Goldman Sachs
                                           International


Esta E. Stecher        Vice President/     Managing Director of Goldman, Sachs
                       Assistant Secretary & Co.


Sanjeev K. Mehra       Vice President/     Managing Director of Goldman, Sachs
                       Treasurer           & Co.


Muneer A. Satter       Vice President      Managing Director of Goldman, Sachs
                                           & Co.


Steven M. Bunson       Assistant Secretary Managing Director of Goldman, Sachs
                                           & Co.


Elizabeth C.           Vice President      Managing Director of Goldman, Sachs
Fascitelli                                 & Co.


David J. Greenwald     Vice President/     Managing Director of Goldman, Sachs
                       Assistant Secretary & Co.


David M. Weil          Assistant Treasurer Managing Director of Goldman, Sachs
                                           & Co.


Hughes B. Lepic        Vice President      Managing Director of Goldman Sachs
                                           International


Russell E. Makowsky    Assistant Secretary Managing Director of Goldman, Sachs
                                           & Co.


Sarah G. Smith         Assistant Treasurer Managing Director of Goldman, Sachs
                                           & Co.


Gerald J. Cardinale    Vice President      Managing Director of Goldman, Sachs
                                           & Co.


Stephen S. Trevor      Vice President      Managing Director of Goldman Sachs
                                           International


Joseph P. DiSabato     Vice President      Managing Director of Goldman, Sachs
                                           & Co.


Robert R. Gheewalla    Vice President      Managing Director of Goldman, Sachs
                                           & Co.


Ben I. Adler           Vice President      Managing Director of Goldman, Sachs
                                           & Co.


Melina E. Higgins      Vice President      Managing Director of Goldman, Sachs
                                           & Co.


Adrian M. Jones        Vice President      Managing Director of Goldman, Sachs
                                           & Co.


John E. Bowman         Vice President      Vice President of Goldman, Sachs &
                                           Co.


Katherine B. Enquist   Vice President/     Managing Director of Goldman, Sachs
                       Secretary           & Co.


Beverly L. O'Toole     Assistant Secretary Vice President of Goldman, Sachs &
                                           Co.


Raymond G. Matera      Vice President      Vice President of Goldman, Sachs &
                                           Co.


Mitchell S. Weiss      Vice President      Vice President of Goldman, Sachs &
                                           Co.


Mary Nee               Vice President      Executive Director of Goldman Sachs
                                           (Asia) L.L.C.


Matthew E. Tropp       Assistant Secretary Associate General Counsel of
                                           Goldman, Sachs &Co.


Richard J. Stingi      Vice President      Vice President of Goldman, Sachs &
                                           Co.


Ulrika Werdelin        Vice President      Executive Director of Goldman Sachs
                                           International

                              SCHEDULE II-D-ii

Schedule II-D-ii is hereby deleted in its entirety.

                                SCHEDULE III

Schedule III is hereby amended and restated in its entirety as follows:

     On April 6, 2000, in connection with an industry-wide investigation by the Securities and Exchange Commission (the "SEC") relating to the pricing of government securities in advance refunding transactions, Goldman, Sachs & Co. ("Goldman Sachs") joined in a global settlement resolving the SEC investigation as well as a related qui tam lawsuit purportedly brought on behalf of the United States entitled United States ex rel. Lissack v. Goldman, Sachs & Co., et al., 95 Civ. 1363 (S.D.N.Y.)(BSJ). Pursuant to the settlement, without admitting or denying the findings, Goldman Sachs consented to the issuance of an SEC administrative order (SEA Rel. No. 42640) which, among other things, found that Goldman Sachs had violated Sections 17(a)(2) and (3) of the Securities Act of 1933, as amended (the "Securities Act"), in connection with such pricing of government securities, required Goldman Sachs to cease and desist from violating such provisions, and ordered Goldman Sachs to make payments totaling approximately $5.1 million to the U.S. Treasury and $104,000 to two municipalities. Under the global settlement, the qui tam lawsuit was dismissed with prejudice, and the Internal Revenue Service agreed not to challenge the tax-free nature of the refundings by virtue of the pricing of such securities.

     In November 2002, the SEC, the National Association of Securities Dealers ("NASD") and the New York Stock Exchange, Inc. ("NYSE") alleged that five broker dealers, including Goldman Sachs, violated Section 17(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 17a-4 thereunder, NYSE Rules 440 and 342 and NASD Rules 3010 and 3110, by allegedly failing to preserve electronic mail communications for three years and/or to preserve electronic mail communications for the first two years in an accessible place, and by allegedly having inadequate supervisory systems and procedures in relation to the retention of electronic mail communications. Without admitting or denying the allegations, the five broker dealers, including Goldman Sachs, consented to censure by the SEC, NASD and NYSE and to the imposition of a cease-and-desist order by the SEC, and Goldman Sachs paid a total fine of $1,650,000 ($550,000 each to the SEC, NASD and NYSE). Goldman Sachs also undertook to review its procedures regarding the preservation of electronic mail communications for compliance with the federal securities laws and regulations and the rules of the NASD and NYSE, and to confirm within a specified period of time that it has established systems and procedures reasonably designed to achieve compliance with those laws, regulations and rules.

     On April 28, 2003, without admitting or denying liability, ten investment banking firms, including Goldman Sachs, entered into global settlements with the SEC, the NYSE, the NASD and certain states to resolve the investigations relating to equity research analyst conflicts of interest. Goldman Sachs was charged with violating NYSE Rules 342, 401, 472 and 475, and NASD Conduct Rules 2110, 2210 and 3010. Goldman Sachs also agreed to a censure by the NYSE and the NASD and to pay a total of $110,000,000 and to adopt a set of industry-wide reforms of its research and investment banking businesses and to adopt certain restrictions on the allocations of "hot" IPO shares. The terms of the global settlement were entered in an order by a federal court in the Southern District of New York on October 31, 2003 (Civil Action Number 03CV2944).

     On September 4, 2003, Goldman Sachs and the SEC settled administrative proceedings relating to certain trading in U.S. Treasury securities by Goldman Sachs on the morning of October 31, 2001. The Staff of the SEC alleged that Goldman Sachs violated (i) Section 15(c)(1) and Rule 15c1-2 of the Exchange Act as a result of certain trading in U.S. Treasury bonds over an eight minute period on October 31, 2001, and (ii) Section 15(f) of the Exchange Act by failing to maintain policies and procedures specifically addressed to the possible misuse of non-public information obtained from outside consultants. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC's allegations, Goldman Sachs consented to the entry of an Order that, among other things, (i) censured Goldman Sachs, (ii) directed Goldman Sachs to cease and desist from committing or causing any violations of Section 15(c)(1)(A) & (C) and 15(f) and Rule 15c1-2 of the Exchange Act, (iii) ordered Goldman Sachs to pay disgorgement and prejudgment interest in the amount of $1,742,642, and a civil monetary penalty of $5 million, and (iv) directed Goldman Sachs to conduct a review of its policies and procedures and to adopt, implement and maintain policies and procedures consistent with the Order and that review. Goldman Sachs also undertook to pay $2,562,740 in disgorgement and interest relating to certain trading in U.S. Treasury bond futures during the same eight minute period.

     On July 1, 2004, Goldman Sachs and the SEC settled administrative proceedings relating to communications from Goldman Sachs sales traders on its Asian Shares Sales Desk to certain institutional customers and news media concerning four international public securities offerings during the period between October 1999 and March 2000. The SEC alleged (i) that certain of these communications by Goldman Sachs employees were made after the registration statements pertaining to those offerings were filed, but not yet declared effective by the SEC, in violation of Section 5(b) of the Securities Act, and (ii) that certain comments to the news media by Goldman Sachs with respect to one of the offerings constituted an offer to sell securities in violation of Section 5(c) of the Securities Act. The SEC also alleged that Goldman Sachs failed to adequately supervise the Asian Shares Sales Desk traders, as required by Section 15(b)(4)(E) of the Exchange Act. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC's allegations, Goldman Sachs consented to the entry of an Order that, among other things, directed Goldman Sachs to cease and desist from committing or causing any violations of Sections 5(b) and 5(c) of the Securities Act., and ordered Goldman Sachs to pay a civil monetary penalty of $2 million.